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11018513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
RECEIVED
FEB 28 2011
Wash., DC
Section

SEC FILE NUMBER
8-67167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
767 Fifth Avenue
(No. and Street)

NEW YORK,	**NY**	**10153**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennaro J. Fulvio **(212) 490-3113**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JP 3/11/2011

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Perella Weinberg Partners, LP, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Partners of
Perella Weinberg Partners LP

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2010. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures on the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 18, 2011

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 65,509,737
Financial advisory fees receivable	28,535,194
Rebillable expenses receivable	622,247
Due from affiliates	1,344,943
Other receivables	1,179,134
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $260,271)	346,658
Other assets	540,695
Total assets	$ 98,078,608
Liabilities and partners' capital	
Accrued employee compensation and benefits	$ 63,272,083
Administrative fee payable	6,401,437
Due to affiliates	5,854,882
Deferred revenue	169,892
Unincorporated business tax payable	760,000
Accrued expenses	5,579,067
Accounts payable	1,631,904
Total liabilities	83,669,265
Partners' capital	14,409,343
Total liabilities and partners' capital	$ 98,078,608

The accompanying notes are an integral part of this statement of financial condition.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition

December 31, 2010

1. Organization

Perella Weinberg Partners LP (the "Partnership") registered with the U.S. Securities and Exchange Commission ("SEC") on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution.

PadCo GP LLC, a Delaware limited liability company (the "General Partner"), is the general partner of the Partnership. The General Partner is wholly owned by PWP Group.

The Partnership provides financial advisory services and does not participate in the business of securities underwriting nor does it hold customer accounts or trade in securities for its own account.

Terms not otherwise defined herein are defined in the Agreement.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported on the Statement of Financial Condition and accompanying notes. The General Partner believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash consists of cash held at banks. Cash equivalents consist of investments in money market funds which are valued based on net asset value per share.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Financial advisory fees, rebillable expense income, interest/dividend income, and other income and related expenses are recorded on an accrual basis. Rebillable expense income refers to expenses incurred in connection with transacting advisory services that are rebilled to clients.

The Partnership recognizes advisory fees as services are performed and/or the transactions are substantially completed, and fees are determinable and collection is reasonably assured. Advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events as defined in the respective engagement letters that are recognized when received; (ii) retainer fees that are recognized monthly or quarterly; (iii) discretionary transaction fees that are recognized when received; and (iv) up-front fees that are recognized ratably over the expected engagement period.

The Partnership engages co-advisors for certain transactions. The advisory fees earned on these transactions are recognized gross in accordance with U.S. GAAP.

Fair Value of Financial Instruments

The Partnership's financial instruments are categorized into a three-level fair value hierarchy. The hierarchy is based on the transparency of inputs used in the valuation of an asset or liability as of the measurement date and prioritizes the use of market-based information over entity specific information. The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include other observable inputs, including quoted prices for similar assets and liabilities in active markets and other market corroborated inputs.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement, including financial instruments for which there may be little or no market activity.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

As of December 31, 2010, included in cash and cash equivalents is approximately $13 million of investments in money market funds that meet the Level 1 definition. The Partnership does not have any financial instruments that are designated Level 2 or Level 3 financial assets or liabilities.

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under U.S. GAAP approximates the carrying amounts presented on the Statement of Financial Condition.

There were no significant transfers between any levels of the valuation hierarchy of investments during the year ended December 31, 2010.

Fixed Assets

Fixed assets and leasehold improvements are stated at cost and depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease.

3. Related Party Transactions

PWP Group provides certain services to the Partnership on an on-going basis. Such services include rent and occupancy, personnel, fixed assets, and equipment technology. These expenses are directly allocated to the Partnership based on PWP Group's allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. At December 31, 2010, included in due to affiliates on the Statement of Financial Condition, the Partnership had approximately $5.3 million payable to PWP Group related to these allocated charges as well as charges paid on behalf of the Partnership.

The Partnership is allocated indirect charges from PWP Group for administrative support services to the Partnership. At December 31, 2010, the Partnership had approximately $6.4 million payable to PWP Group related to these administrative charges.

3. Related Party Transactions (continued)

From time to time, the Partnership may pay for certain expenses on behalf of its affiliated entities during the normal course of business. Due from affiliates on the Statement of Financial Condition represent amounts owed to the Partnership as of December 31, 2010.

4. Income Taxes

Unincorporated Business Tax

The Partnership is treated as a partnership for U.S. federal income tax and New York state income tax purposes. No income tax provision has been made on the Statement of Financial Condition since the Partnership is not subject to U.S. federal income taxes or New York state income taxes. The limited partner is individually liable for taxes on its distributable share of the Partnership's taxable income or loss. However, the Partnership is subject to New York City unincorporated business tax ("UBT"). For the year ended December 31, 2010, UBT taxes were $1,210,000, of which $760,000 is payable as of December 31, 2010.

Uncertain Tax Positions

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the Statement of Financial Condition. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Partnership has evaluated its tax positions and has concluded that there are no significant tax positions requiring recognition, measurement or disclosure on the Statement of Financial Condition. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions).

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership computes its net capital requirements under the aggregate indebtedness method specified in Rule 15c3-1. Under this method, the Partnership is required to maintain net capital in excess of the greater of 6⅔% of aggregate indebtedness, as defined by the Rule, or $5,000. Advances to affiliates, repayment of subordinated borrowings, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2010, the Partnership had net capital of $24.5 million which was approximately $19 million in excess of required minimum net capital of $5,577,951.

At December 31, 2010, the Partnership's percentage of aggregated indebtedness to net capital was 341%.

6. Partners' Capital

The partners' capital as of December 31, 2010 is solely that of PWP Group. The General Partner has a commitment of $1,000 to the Partnership; however, to date that commitment has not been called.

7. Employee Benefits

The Partnership participates in PWP Group's defined contribution plan covering substantially all employees who qualify as to age, length of service, and employment date. The Partnership contributes a safe harbor match of 100% of each participant's pre-tax contributions, subject to a maximum of 5% of the participant's eligible compensation. The Partnership also contributes a discretionary match of 5% of eligible compensation. The combined safe harbor and discretionary match will not exceed $13,500 per participant. In 2010, participants could contribute up to a maximum of $16,500 with an additional $5,500 catch-up contribution for employees over 50 years old.

8. Settlement and Related Other Receivables

On December 20, 2010, the Delaware Court of Chancery approved a settlement (the "Settlement") among The Talbots, Inc. ("Talbots"), certain current and former members of Talbots' board of directors, Aeon (U.S.A.), Inc. ("Aeon"), BPW Acquisition Corp. ("BPW"), the Partnership, three principals of BPW (collectively, "Defendants") and John C. Campbell (the "Plaintiff") with respect to a lawsuit in connection with the merger of BPW and Talbots. In the lawsuit, the Plaintiff asserted claims for, among other things, breach of fiduciary duties on the part of the Talbots' director defendants and Aeon, aiding and abetting breaches of fiduciary duties, breach of duty arising out of an alleged confidential agency relationship between Talbots and its stockholders, on the one hand, and the Partnership, BPW and the three principals of BPW, on the other hand, and violations of Talbots' corporate by-laws and sections 141(c), 228 and 251 of the Delaware General Corporation Law in connection with the merger agreement between Talbots and BPW. The Defendants denied wrongdoing of any kind with respect to Plaintiff's claims. In connection with the Settlement, the Partnership delivered to Talbots the sum of $3,000,000 in cash and 175,000 shares of Talbots common stock. Included in accrued expenses on the Statement of Financial Condition is $4,491,000 representing the Settlement value as of December 31, 2010.

Additionally, the Partnership was indemnified by Talbots for the legal costs related to such litigation. The receivables of approximately $1.2 million related to the indemnification are included in other receivables on the Statement of Financial Condition.

In January 2011, the cash settlement was paid and the Partnership purchased 175,000 shares of Talbots common stock from a related party to deliver to Talbots as per the Settlement. The Talbots common stock was purchased and delivered on January 28, 2011 at a market value of $1,044,750.

9. Commitments and Contingencies

At December 31, 2010, future minimum lease payments under an operating lease consist of the following:

Year ending:	Minimum Rental
2011	$ 189,792
2012	47,448
	$ 237,240

The lease is subject to an escalation clause covering operating expenses and real estate taxes.

10. Concentration of Credit Risk

At December 31, 2010, the Partnership's cash and cash equivalents were held at one major financial institution at which two of the three accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation.

Financial advisory fees receivable represent amounts due from clients that are from various industry and geographic backgrounds. At December 31, 2010, approximately $23.5 million in financial advisory fees receivable is concentrated with six clients (of which approximately $4.6 million was received through the date of issuance of this Statement of Financial Condition during 2011). In the event that these clients do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

11. Subsequent Events

Through February 18, 2011, the Partnership collected approximately $8.4 million of financial advisory fees, rebillable expenses and other receivables outstanding as of December 31, 2010.

The Partnership has evaluated subsequent events through February 18, 2011, which is the date the Statement of Financial Condition was available for issuance.